Joshua A. Kaufman	VIA EDGAR AND OVERNIGHT COURIER
T: +1 212 479 6495
josh.kaufman@cooley.com

November 10, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Attorney

Re:	Aquantia Corp.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted August 19, 2016
CIK No. 0001316016

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 2, 2016 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on August 19, 2016 (the “Second Amended DRS”).

The Company is concurrently confidentially submitting an Amendment No. 3 to the Draft Registration Statement (the “Third Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Third Amended DRS marked to show all changes from the Second Amended DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Third Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Third Amended DRS.

The average selling prices, page 17

1.	If your material contracts provide for more than one price reduction as suggested by your response to prior comment 2, please revise this risk factor to clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Third Amended DRS as requested.

Letter Agreement, page 119

2.	Please reconcile your disclosure in the first paragraph that you “are not under any contractual obligation to develop [y]our products under this letter agreement” with section 1.1 of exhibit 10.13.

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U.S. Securities and Exchange Commission

November 10, 2016

Page Two

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Third Amended DRS.

3.	Please quantify the “additional licensing fees” and royalties mentioned in the second paragraph, and file the related-party agreement as an exhibit.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Third Amended DRS. The Company does not believe that it is required to file the related party agreement as an exhibit to the Third Amended DRS pursuant to Item 601(b)(10)(ii) of Regulation S-K as such contract was entered into in the ordinary course of its business and the Company believes that such contract is immaterial in both amount and significance to the Company.

Principal Stockholders, page 122

4.	We note your response to prior comment 9. Please identify the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares addressed by footnote 4.

The Company respectfully advises the Staff that the disclosure in footnote (4) on page 128 of the Third Amended DRS identifies Mubadala Development Company as the entity named by GLOBALFOUNDRIES U.S. Inc. as the ultimate holder of voting and dispositive power over the shares and warrants owned of record by such entity, and the Company notes that such disclosure is consistent with the disclosure in other filings with the Commission related to the ownership by such entity in an unrelated company.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cc:	Faraj Aalaei, Aquantia Corp.
Mark Voll, Aquantia Corp.
Babak Yaghmaie, Cooley LLP
Robert Phillips, Cooley LLP
Alison Haggerty, Cooley LLP

Cooley LLP     1114 Avenue of the Americas     New York, NY     10036

t: (212) 479-6000   f: (212) 479-6275   cooley.com